UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
OMB APPROVAL
FORM N-17f-2	OMB Number:	3235-0360
	Expires:	July 31, 2009
Certificate of Accounting of Securities and Similar	Estimated average burden
Investments in the Custody of	hours per response............2.1
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-4236				Date examination completed: March 31, 2006
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: J.P. Morgan Trust II
4. Address of principal executive office (number, street, city, state, zip code): Stephanie Dorsey, 1111 Polaris Parkway, Suite 2J, OH1-1235, Columbus, OH 43240

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.                                       All items must be completed by the investment company.

2.                                       Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.                                       Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC2198 (11-91)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

2

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of JPMorgan Trust II (the Trust), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2006, and from February 28, 2006 (the date of our last examination) through March 31, 2006.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2006, and from February 28, 2006 (the date of our last examination) through March 31, 2006, with respect to securities reflected in the investment account of the Trust.

JPMorgan Trust II

By:	Arthur Jensen
Name of Company Official

Asst. Treasurer
Title

September 18, 2006
Date

PricewaterhouseCoopers LLP
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Registered Public Accounting Firm

To the Trustees of JPMorgan Trust II:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about JPMorgan Trust II (the “Trust”) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of March 31, 2006. Management is responsible for the Trust’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Trust’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Trust’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2006 (the “Examination Date”), and with respect to agreement of security purchases and sales, for the period from February 28, 2006 (the date of our last examination), through March 31, 2006:

•                  Count and inspection of all securities of the Trust located in the vaults of the JP Morgan Chase Bank, New York (the “Custodian”) at 4 New York Plaza, 11th Floor, New York, NY 11245 and at 522 Fifth Avenue, New York, NY 10036 without prior notice to management;

•                  Confirmation of all securities of the Trust held by the Custodian at the Depository Trust Company and the Federal Reserve Bank of New York in book entry form;

•                  Reconciliation of all securities shown on the books and records of the Trust to the statements from the Custodian, and testing of the reconciliation of such securities shown on the Custodian statements to the confirmations described above;

•                  Comparison of selected security positions held by the Custodian at foreign sub-custodians to advices of transaction balances as of the transaction date immediately prior to the Examination Date provided by foreign sub-custodians to the Custodian;

•                  Confirmation of all repurchase agreements and underlying collateral with brokers/banks; and

•                  Testing of 3 security purchases and 3 security sales or maturities since our last report from the books and records of the Trust by confirmation with the brokers or the application of alternative audit procedures.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust’s compliance with specified requirements.

In our opinion, management’s assertion that the JPMorgan Trust II was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2006 with respect to securities reflected in the investment account of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

November 8, 2006

2